Consolidated Statement of Cash Flows
      (unaudited-Prepared by management)
                                                    March 31        March 31
      For the six months ended                      2000            1999

      Cash provided by (used in):

      Cash flows from operating activities:

      Net income                                    $ 1,231,462     $ 1,191,462

      Items not involving cash:

      Deferred income taxes                             (25,157)       (303,844)
      Depreciation                                      830,217         679,700
      Goodwill amortization                             547,323         229,917

      Net changes in non-cash working capital balances:

      Accounts receivable                            (1,422,065)      1,157,454
      Contract work in process                       (4,927,078)        813,506
      Prepaid expenses                                 (181,695)         23,504
      Accounts payable and accrued liabilities        3,335,056      (1,808,747)
      Income taxes payable                           (2,365,252)        643,162
      Deferred revenue                                3,751,307         711,478
      Net cash provided by (used in)
      operating activities                              774,118       3,337,592

      Cash flows from financing activities:

      Long-term debt                                    550,000       5,000,000
      Long-term debt repayments                      (1,626,866)       (668,871)
      Issuance of common shares for cash                563,650         531,050
      Redemption of common shares                             -         (65,965)
      Increase in restricted cash                      (594,823)              -
      Net cash provided by financing activities      (1,108,039)      4,796,214

      Cash flows from investing activities:

      Acquisition of subsidiaries (net of cash
      acquired of nil; 1999 - $5,792,069)            (2,186,205)     (1,457,701)
      Purchase of capital assets                     (1,546,202)       (692,998)
      Net cash used in investing activities          (3,732,407)     (2,150,699)

      Change in cash balance due to foreign exchange    (76,723)       (106,776)

      (Decrease)/Increase in cash                    (4,143,051)      5,876,331

      Cash, beginning of period                      15,300,454       3,120,158

      Cash, end of period                          $ 11,157,403     $ 8,996,489

      Supplementary information:
      Interest paid                                $    162,388     $   172,337
      Income taxes paid                               2,469,983          71,936
      Shares issued for non-cash consideration        2,430,200       3,221,800